UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006	Commission File Number: 0-51279
TRIZEC CANADA INC.
(Name of registrant)
BCE Place, Suite 3820
181 Bay Street
Toronto, Ontario
Canada M5J 2T3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☐                    Form 40-F  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐                               No  ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIZEC CANADA INC.

Date: August 15, 2006	By:	/s/ Colin Chapin
		Name:	Colin J. Chapin
		Title:	Senior Vice President, Chief Financial Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Form 51-102F3 — Material Change Report under National Instrument 51-102 of Trizec Canada Inc. dated August 15, 2006.

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Trizec Canada Inc. (“Trizec Canada”) 181 Bay St., Suite 3820 BCE Place Toronto, ON M5J 2T3

2.	Date of Material Change

August 10, 2006.

3.	News Release

A news release with respect to the material change referred to in this report was issued through Canada Newswire and filed on the system for electronic document analysis and retrieval (SEDAR) on August 10, 2006.

4.	Summary of Material Change

On August 10, 2006, Trizec Canada called for redemption all of its outstanding US$275,000,000 of 3% debentures due January 2021 (the “Debentures”) exchangeable for common shares of Barrick Gold Corporation (“Barrick Shares”). The redemption price, which Trizec Canada has elected to pay entirely in cash pursuant to the terms of the trust indenture governing the Debentures, is US$986.02 per US$1,000 principal amount of Debentures. This amount is equal to the product of the average of the high and low trading prices for Barrick Shares on the New York Stock Exchange for the 20 trading days ended August 9, 2006 and the number (32.2581) of Barrick Shares for which each US$1,000 principal amount is exchangeable, together with accrued and unpaid interest to the redemption date. The redemption date for the Debentures will be September 25, 2006 and the record date for determining the debentureholders to whom redemption proceeds shall be paid is September 20, 2006.

5.	Full Description of Material Change

Trizec Canada exercised on August 10, 2006 its right to redeem all the Debentures that remained outstanding as at that date. The date of redemption for the Debentures has been fixed as September 25, 2006 (the “Redemption Date”) and the record date for determining the holders of Debentures who shall receive proceeds of redemption has been fixed as September 20, 2006.

The total principal amount of Debentures to be redeemed is US$274,783,000, being all of the outstanding Debentures. The Debentures will cease to accrue interest as of the Redemption Date;

The redemption price for the Debentures will be satisfied by Trizec Canada by the delivery of a cash payment calculated as of August 10, 2006, which is equal to the sum of US$981.29 per US$1,000 principal amount of Debentures. Accrued and unpaid interest to the Redemption Date will equal the additional sum of US$4.73 per US$1,000 of Debentures, so that the total redemption payment made will be the sum of US$986.02 per US$1,000 of Debentures.

Debentureholders may exercise their right to exchange the Debentures for Barrick Shares prior to the Redemption Date, in which case the Corporation will satisfy its exchange obligation by delivering to such debentureholders the cash sum of US$981.29 per US$1,000 principal amount of Debentures, plus accrued and unpaid interest to the date when such debentureholders deposit their Debentures for exchange, as required by the trust indenture governing the Debentures. Applicable withholding taxes will be withheld from payments made to debentureholders who are not residents of Canada for purposes of the Income Tax Act (Canada).

The Debentures being called for redemption were the subject of a public distribution by Trizec Canada's predecessor, The Horsham Corporation, in 1996 and they became redeemable at the option of Trizec Canada in January of 2006.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.	Omitted Information

N/A

8.	Executive Officer

For further information contact Colin Chapin, Senior Vice President and Chief Financial Officer of Trizec Canada at 416-682-8600.

DATED this 15th day of August, 2006.

Per:	/s/ Colin Chapin
Colin J. Chapin
Senior Vice President and Chief Financial